Filed Pursuant to Rule 433
Registration No. 333-213265
AUTOCALLABLE MARKET-LINKED STEP UP NOTES
	Autocallable Market-Linked Step Up Notes Linked to the S&P 500® Index	This graph assumes that the notes are not called on any Observation Date and reflects the hypothetical return on the notes at maturity. This graph has been prepared for purposes of illustration only.
Issuer	BofA Finance LLC (“BofA Finance”)
Guarantor	Bank of America Corporation (“BAC”)
Principal Amount	$10.00 per unit
Term	Approximately six years, if not called
Market Measure	The S&P 500® Index (Bloomberg symbol: “SPX”)
Automatic Call	The notes will be called automatically on any Observation Date if the closing level of the Market Measure is equal to or greater than the Call Level
Call Level	100% of the Starting Value
Observation Dates	Approximately one year, two years, three years, four years and five years from the pricing date
Call Amount
[$10.70 to $10.80] if called on the first Observation Date, [$11.40 to $11.60] if called on the second Observation Date, [$12.10 to $12.40] if called on the third Observation Date, [$12.80 to $13.20] if called on the fourth Observation Date and [$13.50 to $14.00] if called on the final Observation Date, each to be determined on the pricing date

Payout Profile at Maturity
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If the Market Measure is flat or increases up to the Step Up Value, a return equal to the Step Up Payment
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If the Market Measure increases above the Step Up Value, a return equal to the percentage increase in the Market Measure
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1-to-1 downside exposure to decreases in the Market Measure beyond a 15% decline, with up to 85% of your principal at risk

Step Up Value	130% of the Starting Value
Step Up Payment	$3.00 per unit, a 30% return over the principal amount
Threshold Value	85% of the Starting Value
Interest Payments	None
Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/70858/000152041218003481/bac-m3lexynxq0i1135h_2560.htm
Exchange Listing	No
You should read the relevant Preliminary Offering Documents before you invest.
Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.
Risk Factors
Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:
●	If your notes are not called prior to maturity, your investment may result in a loss; there is no guaranteed return of principal.
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Payments on the notes are subject to the credit risk of BofA Finance and the credit risk of BAC, and actual or perceived changes in the creditworthiness of BofA Finance or BAC are expected to affect the value of the notes.  If BofA Finance and BAC become insolvent or are unable to pay their respective obligations, you may lose your entire investment.

●	The initial estimated value of the notes on the pricing date will be less than their public offering price.
●	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.
●	If called, your return on the notes is limited to the applicable Call Premium.
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You will have no rights of a holder of the securities represented by the Market Measure, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.